April 21, 2005


Mail Stop 0409

Mr. Lawrence Rothstein
Principal Financial Officer
HMG/Courtland Properties, Inc.
1870 S. Bayshore Drive
Coconut Grove, FL 33133

Re:	HMG/Courtland Properties, Inc.
	Form 10-KSB for the year ended December 31, 2004
	File No. 1-07865

Dear Mr. Rothstein:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange
Act of 1934.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








Form 10-KSB for the year ended December 31, 2004

Consolidated Financial Statements

Note 3 - Acquisition of Restaurant, Marina and Office/Retail
Property, Coconut Grove, Florida, page 35

1. Please supplementally advise us why you have not allocated any of the purchase price to intangible assets such as marketing-related intangible assets, including "trademarks and other rights" or contract-based intangible assets, such as service agreements or lease agreements. Refer to paragraphs 39 and A14 of SFAS 141. Additionally, please advise us of any intangible assets included in goodwill that do not meet the criteria for recognition apart from goodwill.

Exhibit 31A & B - Certification Required Under Section 302 of the
Sarbanes-Oxley Act of 2002

2. Amend the exhibits to include all of the certifications required by Exchange Act Rules 13a-14(a) and 15d-14(a). Refer to Item 601 of
Regulation S-B and Question 1 of the staff`s Exemptive Order on Management`s Report on Internal Control over Financial Reporting and
Related Auditor Report Frequently Asked Questions dated January
21,
2005 for guidance.

*    *    *    *

      As appropriate, please amend your Form 10-KSB and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Rachel Zablow, Staff Accountant at (202)
824-
5336 or the undersigned at (202) 824-5222 if you have questions.



						Sincerely,



Steven Jacobs
Accounting Branch Chief



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HMG/Courtland Properties, Inc.
April 21, 2005
Page 3